02035847

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 May, 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: May 13, 2001

By: ______________________
Dorcas Murray
Deputy Company Secretary

Premier Farnell plc
13 May 2002

Premier Farnell plc ("Premier Farnell" or "the Company")

Results of the Company's Extraordinary General Meeting and Class Meeting of its preference shareholders

Premier Farnell announces that the special resolution proposed at its Extraordinary General Meeting and the extraordinary resolution proposed at a separate Class Meeting, both held on 13 May 2002, were duly passed. The resolutions relate to amendments required to the Company's Articles of Association necessary to enable the Company to offer to its preference shareholders a right to convert all or part of their holdings of cumulative redeemable preference shares into new Ordinary Shares at a special rate of conversion.

The securities referred to above have not been and will not be registered under the United States Securities act of 1933, as amended (the " Securities Act"). This press release is not an offer of securities for sale in the United States and these securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

Approved for the purposes of Section 21 of the Financial Services and Markets Act 2001 by Cazenove & Co. Ltd which is regulated by the Financial Services Authority.

For further information, contact:

Premier Farnell plc	through Financial Dynamics or Taylor Rafferty
John Hirst, Group CEO Andrew Fisher, Group Finance Director	
Cazenove & Co. Ltd	+44 (0) 20 7588 2828
Nicholas Wiles Edmund Byers	
Financial Dynamics (UK) Richard Mountain	+44 (0) 20 7269 7291
Taylor Rafferty (NA) Brian Rafferty / Andrew Saunders	+1 212 889 4350

Premier Farnell's announcements and presentations are published on the Internet at www.premierfarnell.com, together with business and shareholder information and links to all other Group web sites.